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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Abgenix, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

00339B 10 7

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ...................................00339B107

1.

 Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

..................................Cell Genesys, Inc.

2.

 Check the Appropriate Box if a Member of a Group (See
Instructions)

(a)

 ......................................................................
.................................................................................
.......

(b)

 ......................................................................
.................................................................................
.......

3.

 SEC Use Only
.................................................................................
.............................................................

4.

 Citizenship or Place of Organization

....................................Delaware

 Number of
Shares
Beneficially
Owned by
Each Reporting
Person With

5.

 Sole Voting Power
..............................................7,444,210

6.

 Shared Voting Power
.................................................................................
.......................................

7.

 Sole Dispositive
Power............................................7,444,210

8.

 Shared Dispositive Power
.................................................................................
................................

9.

 Aggregate Amount Beneficially Owned by Each Reporting
Person................................................................7,444,210

10.

 Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (See Instructions).................................

11.

 Percent of Class Represented by Amount in Row (9)
....................................................... 8.4%

12.

 Type of Reporting Person (See Instructions)
...................................................... CO

.............................................................................
.................................................................................
..........................

.............................................................................
.................................................................................
..........................

.............................................................................
.................................................................................
..........................

.............................................................................
.................................................................................
..........................

.............................................................................
.................................................................................
..........................

Item 1.

(a)

 Name of Issuer
Abgenix, Inc.

(b)

 Address of Issuer's Principal Executive Offices
6701 Kaiser Drive, Fremont, CA 94555

Item 2.

(a)

 Name of Person Filing
Cell Genesys, Inc.

(b)

 Address of Principal Business Office or, if none, Residence
500 Forbes Boulevard, South San Francisco, CA 94080

(c)

 Citizenship
Delaware

(d)

 Title of Class of Securities
Common Stock

(e)

 CUSIP Number
00339B 10 7

Item 3.

 If this statement is filed pursuant to   240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:

(a)

[ ]

 Broker or dealer registered under section 15 of the Act (15
U.S.C. 78o).

(b)

[ ]

 Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
78c).

(c)

[ ]

 Insurance company as defined in section 3(a)(19) of the Act (15
U.S.C. 78c).

(d)

[ ]

 Investment company registered under section 8 of the Investment
Company Act of 1940 (15 U.S.C 80a-8).

(e)

[ ]

 An investment adviser in accordance with  240.13d-
1(b)(1)(ii)(E);

(f)

[ ]

 An employee benefit plan or endowment fund in accordance with
240.13d-1(b)(1)(ii)(F);

(g)

[ ]

 A parent holding company or control person in accordance with
240.13d-1(b)(1)(ii)(G);

(h)

[ ]

 A savings associations as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);

(i)

[ ]

 A church plan that is excluded from the definition of an
investment company under section 3(c)(14) of the Investment Company Act of 1940
(15 U.S.C. 80a-3);

(j)

[ ]

Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.

Ownership.

 Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned: 7,444,210.

(b)

Percent of class: 8.4%.

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote 7,444,210.

(ii)

 Shared power to vote or to direct the vote __________________.

(iii)

 Sole power to dispose or to direct the disposition of
7,444,210.

(iv)

 Shared power to dispose or to direct the disposition of
_______________.

 Instruction. For computations regarding securities which
represent a right to acquire an underlying security see
240.13d3(d)(1).

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of
more than five percent of the class of securities, check the following [   ].

Instruction: Dissolution of a group requires a response to this item.

Item 6.

 Ownership of More than Five Percent on Behalf of Another
Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7.

 Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding
Company

If a parent holding company has filed this schedule, pursuant to
Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule
13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.

 Identification and Classification of Members of the
Group

If a group has filed this schedule pursuant to  240.13d-
1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to  240.13d-1(c) or  240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.

Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10.

Certification

(a)

The following certification shall be included if the statement is filed pursuant to  240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 January 29, 2004
Date
 /s/Matthew J. Pfeffer
Signature
 Matthew J. Pfeffer,
  Vice President and Chief Financial Officer
Name/Title